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Chad E. Fickett Assistant General Counsel and Assistant Secretary 720 East Wisconsin Avenue Milwaukee, WI 53202-4797 414 665 1209 office chadfickett@northwesternmutual.com

VIA EDGAR and Electronic Mail

June , 2019

Mr. David L. Orlic

Senior Counsel, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Northwestern Mutual Life Insurance Company (the “Company”)

Northwestern Mutual Variable Life Account II (“Registrant”)

Pre-Effective Amendments on Form N-6

File Nos. 333-230144 and 811-21933

File Nos. 333-230143 and 811-21933

Dear Mr. Orlic:

I am submitting this letter on behalf of the Company and its Registrant, to transmit to you Pre-Effective Amendments (each an “Amendment” or the “Amendments”) to the Registration Statements and Registrant’s response to the Commission staff’s comments on the above-referenced Registration Statements, as set forth in your letter dated May 7, 2019. As we discussed on May 14, 2009, unless otherwise obvious from the context, all applicable responses in this supplemental letter that will accompany the marked Amendment filings are marked to show proposed changes in response to your comments.

In addition, Registrant has made certain other changes to disclosure in the Registration Statements to include any missing information as well as to make routine and other clarifying changes as appropriate.

The following is a summary of the SEC Staff’s comments and our proposed responses.

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GENERAL

Comment

1.	Comments in this letter are keyed to the registration statement with File No. 333-230144. Please make corresponding changes to the registration statement with File No. 333- 230143, as applicable.

Response:

Unless otherwise noted, the Company confirms that our responses to your comments, including any changes in response to these comments, apply and are made to each registration statement to the extent applicable and appropriate.

Comment

2.

Please advise whether there are any types of guarantees or support agreements with third parties to support any of the Company’s guarantees under the Policy or whether the Company will be solely responsible for payment of Policy benefits.

Response:

The Company has no such guarantees or support agreements with third parties to support any of the Company’s guarantees under the Policies, and thus will be responsible for paying out on any guarantees associated with the Policies.

COVER PAGE

Comment

3.

The definition of Owner in the Glossary states that references to “you” and “yours” in the prospectus refer to the Owner, or the employer. However, throughout the prospectus, “you” and “yours” is used in describing rights and terms that seem apply to the “Insured,” or the employee covered by the Policy. Please revise the prospectus and/or the Glossary to accurately describe the rights and terms applicable to the employer versus the employee.

Response:

The Company believes that disclosure in the Glossary and throughout the prospectus with respect to “Owner” and “Insured” are accurate, as well as disclosure elsewhere with respect to “employer” vs “employee” (see in particular the “Information About the Policy – Purchasing a Policy” section). Nevertheless, while use of the words “you” and “your” are extensive, the Company is examining their usage and, if appropriate, will revise disclosure accordingly if necessary to avoid confusion with respect to the “Insured.”

4.	We note the statement that all material state variations are described in this prospectus, but this

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does not seem to be the case. Please disclose all material state variations in the prospectus or in an appendix to the prospectus.

Response:

As we discussed, given that the Company is still awaiting approval of the Policies in a number of states, it anticipates that some material state variations will be included as part of the Amendments. For example, in the “Paid-Up Insurance” section, disclosure is being revised as follows:

Upon written request to the Company, you may change your Policy to Paid-Up insurance. Your election to convert to the Paid-up Option is irrevocable. To convert your Policy, the Cash Surrender Value must be at least $1,000 and the Policy must have been in force for at least 36 months from the Policy Date. If the Policy was issued in a state identified in Appendix A, this feature is not available for policies where the Guideline Premium/Cash Value Corridor Test (see “Minimum Death benefit”) was elected at issue.

RIGHT TO RETURN POLICY, PAGE 1

Comment:

5.	The third sentence appears incomplete. Please revise, consistent with similar disclosure on page 13, if accurate.

Response:

The Registrant has revised applicable disclosure to read:

In the event applicable state law requires us to return the full amount of your premium payment ~~unless state law requires otherwise~~ we will do so.

TRANSACTION FEES, PAGE 3

Comment:

6.	Please place the columns labeled “Guaranteed Maximum Charge” to the left of the columns labeled “Current Charge” in all fee tables.

Response:

The Registrant has moved the columns as suggested.

Comment:

7.	Footnote 7 states that the maximum charge shown in the table is not, in fact, the maximum charge. Please advise how this is consistent with the requirement to show the maximum charge in the fee table.

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Response:

As we discussed on our conference call on May 14, 2019, the disclosure for these fees was added in response to SEC staff comments on April 1, 2009 to other registrations statements of the Registrant (see e.g., File Nos. 333-136124; 811-21933) and as further clarified in response to additional comments on April 1, 2013. As noted in the Company’s April 25, 2013 response regarding this disclosure with respect to other registration statements of the Company (and as discussed with the SEC Staff when it was suggested these charges be added to the table), the CPI date serves as the basis for the charge when it is initially set. Note that this calculation only applies to the Maximum Guaranteed Charge and not the current charge.

Comment:

8.

Please clarify whether the Policy Debt Expense Charge is, or includes, the policy loan interest charge. Disclosure in footnote 11 and on page 27 states that this charge is in addition to the policy loan charge. If that disclosure is correct, please include the loan interest charge in the fee table. Similarly, please confirm that all rider charges, including those for incidental benefits, are reflected in the fee table.

Response:

The Company notes that the Policy Debt Expense Charges does not include any policy loan interest charge and therefore the disclosure in footnote 11 is correct. As we discussed, interest rates on loans are not subject to a fixed maximum like Policy fees, may vary by market and are out-of-pocket expenses to the Owner. The Company, therefore, does not consider this expense either a “recurring charge” required to be included in the Periodic Charges table (see Item 3 of Form N-6) or a “charge deducted from [the Policy]” (see Item 5 of Form N-6). The section entitled “Policy Loans” provides disclosure regarding how these rates are determined and how owners may obtain further information. In addition, the Company confirms that all rider chargers, including those for incidental benefits, are reflected in the fee table.

Please note that while there is no separate charge for the Surrender of Policy Endorsement, policies issued with this Endorsement will be subject to different periodic charges schedules than Policies issued without the Endorsement. As we note in footnote 1, we anticipate that the overwhelming majority of Policies are issued with the Endorsement. Therefore, the tables assume the Policy was issued with the Surrender of Policy Endorsement. Additional disclosure with respect to this Endorsement is provided in footnotes 4 and 11 to the table.

Comment:

9.

The last row on page 5, which describes the total disability benefit charge, has footnote 5 appended to it. Footnote 5 describes the cost of insurance charge. Please advise, or correct this footnote number. Please also correct the reference to footnote 55 on the prior page.

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Response:

The Registrant made a number of typographical errors in the initial registration statement filing. Footnote #5 (not #55) should be in reference only to the representative insured for the cost of insurance charge and no other fees. Registrant has therefore revised the cost of insurance footnote to read “5” and deleted the inadvertent references for the other charges.

ANNUAL PORTFOLIO OPERATING EXPENSES, PAGE 6

Comment:

10.	Please state that charges are deducted from, and expenses are paid out of, the assets of the Portfolios that are described in the prospectuses for those companies.

Response:

The Registrant has revised applicable disclosure as follows:

The table below shows the range (minimum and maximum) of total operating expenses, including investment advisory fees, distribution (12b-1) fees and other expenses of the Portfolios that you may pay periodically during the time you own the Policy. The first line of this table lists expenses that do not reflect fee waivers or expense limits and reimbursements, nor do they reflect short-term trading redemption fees, if any, charged by the Portfolios. The information is based on operations for the year ended December 31, 2018. Fees are deducted from, and expenses are paid out of, the assets of the Portfolios that are described in the prospectuses for the Funds. More details concerning these fees and expenses are contained in the attached prospectuses for the Funds.

THE SEPARATE ACCOUNT, PAGE 7

Comment:

11.	Please advise how the second bullet point on this page differs from the ninth bullet point. Both of these bullet points appear to deal with substitutions.

Response:

The Company notes supplementally that the second bullet is intended to cover fund substitutions while the ninth bullet is meant to refer to the broader ability, as permitted by law, the Policy and/or regulatory approval, to change the investments held by the Separate Accounts, which in all but unusual circumstances would entirely consist of underlying fund shares. To avoid confusion, Registrant has revised the ninth bullet to read, “ …add, delete or make changes to ~~substitutions for~~ the securities or other assets held or purchased by the Separate Account.”

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Comment:

12.

In the seventh bullet point, please revise the disclosure to indicate that you reserve the right to transfer assets out of the Separate Account for accrued fees and charges and any seed capital in excess of reserve requirements.

Response:

The Registrant has revised applicable disclosure to read:

…transfer assets of the Separate Account in excess of reserve requirements (including for accrued fees and charges or any seed capital) applicable to the Policies supported by the Separate Account to the General Account (assets remaining in the Separate Account necessary to fulfill its obligations under the Policy are not subject to claims against or losses in the General Account);

THE FIXED OPTION, PAGE 11

Comments:

13.	Please specify the Availability Date in the prospectus, rather than referring the Owner to the Policy, or explain the basis for this reference.

Response:

The Company responds by noting that while the Company is still awaiting approval of the Policies in a number of states, currently in all state-approved Policies the “NM Strength and Stability Account Availability Date” is filed as a bracketed policy provision that may vary by date of purchase and may be different across the two variable life insurance policies recently registered with the SEC. Allocations to the SAS Account will also generally depend on an Owner’s risk horizon and/or tolerance which may change over time. In addition, the Company is currently modifying the administrative systems it uses to process allocations to the SAS Account and credit interest to those allocations. It is anticipated that the Availability Date would be no later than the later of the Policy Date or two years after the proposed initial offering date of November 11, 2019. The Company believes this a conservative estimate of the latest date on which the SAS Account will become available. In the event that the SAS Account becomes available earlier than this conservatively estimated date, the Company proposes to file a sticker to the relevant prospectus at least 60 days prior to the availability date and mail the sticker to current policy owners so that they have at least 60 days advance notice of the SAS Account’s availability.

Please note the restrictions noted in the “If Your Death Benefit Guarantee is Active” and “If Your Death Benefit Guarantee is Not Active” subsections are similarly bracketed in the states, though as we discussed during our conference call on May 14, 2019, the Company intends to list the restrictions applicable to what the Company believes to be representative of the most frequently occurring type of policy and adjust disclosure accordingly.

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In light of the above, the Registrant plans to modify applicable disclosure in “The Fixed Account” section of the prospectus in response to your comments #13 & #14 as follows (changes in response to comment #14 will be made in all appropriate places – i.e., in the “If Your Death Benefit Guarantee is Not Active” subsection, may vary for each of the two registered variable life policies, and the actual percentages and policy years for the representative insured may be different in the final prospectus for each policy):

The Fixed Option (NM Strength and Stability Account)

~~Depending on Your Policy Date, the~~The Policy allows you to allocate money to a fixed interest crediting option (the “NM Strength and Stability Account” or “SAS Account”) depending on the SAS Availability Date shown in your Policy and subject to certain restrictions as discussed below. Currently, amounts may be allocated or transferred to the SAS Account no later than the later of your Policy Date or November 11, 2021 ~~after the NM Strength and Stability Account Availability Date as shown in your Policy~~. The Company reserves the right to offer the SAS Account earlier upon 60 days advance, written notice to Policy Owners. …

…

If Your Death Benefit Guarantee is Active. After the Initial Allocation Date (see “Allocating Premiums), there are limits on the timing and amounts that can be allocated as premium payments or transferred by the Owner to the SAS Account and/or the Government Money Market Division when the Death Benefit Guarantee is active. While the following may not be representative of the precise restrictions applicable to your Policy, the current ~~Those~~ restrictions for a representative policy are as follows:

•

Limits on Amounts. No amount may be allocated or transferred into the SAS Account and/or the Government Money Market Division if such allocation or transfer would cause the sum of the amounts in the SAS Account and the Government Money Market Division to exceed the limits described in the ~~your~~ Policy ~~schedule pages,~~. For a representative insured (Issue age 35) those percentages are ~~currently~~ 25% of Policy Value in Policy Years 1-4, 35% of Policy Value in Policy Years 5-9, and 50% of Policy Value in Policy Years 10 and beyond (please see the “Table of Policy Value Percentage Limits” in your Policy schedule pages for your exact limits);

We hope that you find the proposed changes to the prospectus disclosure and the Company’s plan to sticker the prospectus to inform policy owners of an earlier availability date responsive to your comments.

IF YOUR DEATH BENEFIT GUARANTEE IS ACTIVE, PAGE 11

Comment:

14.	All of the limitations referenced in this section must be specified in the prospectus, rather than disclosed by reference to the “the limits described in your Policy schedule pages.” This

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comment also applies to other similar limitations described elsewhere in the prospectus (e.g., in the subsection “If Your Death Benefit Guarantee is Not Active.”)

Response:

Please see Registrant’s response to comment #13 above.

RIGHT TO RETURN POLICY, PAGE 13

Comment:

15.	Please disclose whether investment options are limited during the period described in this subsection.

Response:

As discussed in the “Allocating Premiums” section, the date on which we allocate initial premium among the Divisions depends on an owner’s “in force date” and “initial allocation date” and may vary depending on the right of return in their state. For clarity, we have revised the cross reference to those sections as follows:

Right to Return Policy

You may return the Policy for a refund within 10 days (or later where required by state law) after you receive it by returning the Policy to us at our Home Office or to your Financial Representative. Unless state law requires otherwise, the amount of your refund will equal the sum of (a) your Policy’s Contract Fund Value on the date we receive your returned Policy or a written cancellation request at our Home Office plus (b) any previously deducted Premium charges, Monthly Policy Charge and Service Charges. In the event applicable state law requires us to return the full amount of your premium payment, we will do so. (See “Allocating Premiums ~~to the Separate Account~~” and “Initial Allocation Date” below for more information regarding your initial Premium Payment and how we apply it to the Separate Account.)

Please also see Registrant’s response to comment #16 below.

Comment:

16.

If applicable state law requires you to return the full amount of your premium payments, please clarify disclosure to state that the Company will give the greater of premium payments or the sum of (a) and (b) in those states.

Response:

The Company notes that as it has noted in response to similar comments from the SEC staff on other registration statements of the Registrant (most recently in our response letter dated April 28, 2017—see e.g., File Nos. 333-136124; 811-21933), it believes its practices with respect to

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the allocation of initial premium and associated disclosure are appropriate and thus respectfully declines to comply with the comment. The Company notes that paragraph (b)(13)(viii) of Rule 6e-3(T) under the Investment Company Act of 1940 allows life insurance company issuers of flexible premium variable life insurance policies, such as the Company, to refund premium payments upon a policy owner’s exercise of the state prescribed free look right, rather than cash value plus charges previously deducted, for policies issued in states that require the return of premium payments upon exercise of such right. In the release amending Rule 6e-3(T) dated March 30, 1987 (the “1987 Release”), the Commission, in addressing the relief provided by paragraph (b)(13)(viii), indicated that it would be appropriate for life insurers, consistent with bearing the investment risk associated with returning premium payments upon a policy owner’s exercise of the free look right, to require the allocation of premium payments to a money market sub-account for the duration of the free look period. See SEC Rel. No. IC-15651 at n. 87. The Company, along with other life insurance company issuers of flexible premium variable life insurance policies, have developed and administered their free look allocation and refund procedures in reliance upon the relief provided by paragraph (b)(13)(viii) of Rule 6e-3(T) and the related guidance provided by the Commission in the 1987 Release.

The Company notes that life insurance company issuers of variable annuity contracts frequently implement refund procedures that provide for the return of the greater of contract value plus charges previously deducted or premium payments where the company allocates premium payments under the contract to a money market sub-account for the duration of the free look period as a condition for reliance upon SEC no-action letter authority. See MONY America Variable Account A (pub. avail. Oct. 26, 1988); LBVIP Variable Annuity Account I (pub. avail. Jan. 22, 1988); Fidelity Investments Variable Annuity Account I (pub. avail. Dec. 8, 1987). That practice is consistent with the Commission Staff’s recommendation. The Company notes, however, that life insurance company issuers of variable annuity contracts must rely on such no-action letter authority since they are ineligible to rely upon on the relief provided by paragraph (b)(13)(viii) of Rule 6e-3(T) and the related Commission guidance in the 1987 Release.

LIFE INSURANCE BENEFIT, PAGE 16

Comment:

17.	Please disclose when these benefits will be paid. If there will be a delay, please disclose where assets will be held during the delay.

Response:

The Company notes that the Issuance, Transfer and Redemption (ITR) memorandum to be filed for prior to effectiveness, the Company intends on including standard disclosure regarding the deferral of policy benefits substantially as follows:

Northwestern Mutual will ordinarily pay Policy Benefits within seven days after all required documents are received at its Home Office. However, we may defer determination and payment of benefits if:

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●	the NYSE is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or
●	the SEC permits, by an order, the postponement of any payment for the protection of a Policy Owner;
●	the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable; or
●

under SEC rules, the Government Money Market Portfolio suspends payments of redemption proceeds in connection with a liquidation of the Portfolio, we will delay the Portfolio’s portion of the payment of any transfer, partial surrender, or surrender, death benefit until the Portfolio is liquidated.

In the interest of clarity and to responsive to the staff’s comments, however, the Registrant intends to add the following summary as a new last paragraph in the “Death Benefit – Life Insurance Benefit” section:

The Company will usually mail the proceeds of your Life Insurance Benefit within seven days after we receive all satisfactory proof of death at our Home Office. However, we may postpone payment after proof of death whenever the NYSE is closed or restricted (other than on customary weekend and holidays) or if the SEC permits such a delay by rule, order or declaration. During any such postponement, proceeds will be held in our General account and are subject to the claims of our creditors.

Comment:

18.	If a specific Income Plan is elected, or is put into effect by default, please disclose whether the Owner may later change this and, if so, how the change would be made.

Response:

In response, the Company notes that in the fourth paragraph in the “Income Plan Options” section there is disclosure regarding an Owner’s rights with respect to income plan elections. However, for clarity applicable disclosure has been revised as follows:

The Owner may elect an Income Plan for each beneficiary’s share of the Life Insurance Benefit:

•	while the Insured is living; or
•	during the first 60 days after the death of the Insured, if the Insured at the time of his or her death was not the Owner. An election made during that 60-day period may not be revoked.

An Owner may make or change Income Plan elections by contacting the Home Office or an authorized Financial Representative may provide us with an election on behalf of a Policy Owner subject to our current procedures, rules and requirements.

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Please also see the response to comment #23 below.

DEATH BENEFIT OPTIONS, PAGE 16

Comment:

19.	Please disclose the default option that will go into effect if none is elected.

Response:

The Company notes that an Owner must elect a death benefit option at issue. Considering this, the third paragraph in this section has been revised as follows:

All three death benefit options may not be available in all states. We calculate the amount available under the applicable Death Benefit option as of the date of the Insured’s ~~death or as described in this Prospectus~~. You must elect a Death Benefit option at issue or your application will be deemed not in Good Order, in which case either we or your Financial Representative may notify you in an effort to conform your application to our then-current requirements.

Comment:

20.

We note the disclosure stating “We calculate the amount available under the applicable Death Benefit option as of the date of the Insured’s death or as described in this Prospectus.” Please clarify by stating where in the prospectus the alternative is described.

Response:

Please see the response to comment #19 above.

Comment:

21.	Please clarify the last sentence of this subsection.

Response:

Applicable disclosure has been revised as follows:

For purposes of Option C, cumulative Premium Payments do not include amounts credited to the Policy under ~~either~~ the Payment of Specified Monthly Charges Upon Total Disability benefit.

MINIMUM DEATH BENEFIT, PAGE 17

Comment:

22.	Please disclose the default option that will go into effect if none is elected.

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Response:

Please see the response to comment #19 above. In addition, please note that as we discussed on our conference call on May 14, 2019, in addition to certain revisions to the Guideline Premium/Cash Value Corridor Test table to revise numbers and/or reduce redundancies, Registrant has deleted the Cash Value Accumulation Test Multiples table in favor of the following standard disclosure, which tracts relevant disclosure in the prospectuses for other Policies issued by the Account:

For the Cash Value Accumulation Test, the minimum multiples of Death Benefit to the Policy Value are calculated using net single premiums based on the Attained Age of the Insured, the Policy’s underwriting classification and a 4% interest rate, with an adjustment made for certain kinds of optional benefits, if any.

SINGLE LIFE INCOME, PAGE 19

Comment:

23.	Please explain what “zero years” means in plain English. If this means “during the life of the payee,” please specify what happens if the payee dies before the first scheduled payment.

Response:

In response, Registrant has revised applicable disclosure to read:

Single Life Income We will make monthly payments for the selected certain period. The options for the certain period are zero years (i.e., no certain period) ~~meaning without a certain period)~~, ten years, or twenty years. If the payee lives longer than the certain period, payments will continue for his or her life. In cases where a ten or twenty year certain period is elected, if ~~If~~ the payee dies before the end of the certain period, the balance of the certain period payments will be paid to the Income Plan beneficiaries your beneficiary designates. Where a certain period of zero years was elected and the payee dies before the first scheduled payment, then no payments will be paid.

SURRENDER OF POLICY ENDORSEMENT, PAGE 20

Comment:

24.	We note the reference to Mortality and Expense Risk Charges. These are not defined or included in the fee table. Please revise to address this.

Response:

The Company notes that the reference was in error. Accordingly, Registrant has generally revised applicable disclosure as follows:

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Surrender of Policy Endorsement    If your Policy was issued with a Surrender of Policy Endorsement, your Policy provides for the receipt of an amount (the “Endorsement Amount”) in addition to your Cash Surrender Value if your Policy is surrendered within the first ten Policy Years, provided the Contract Fund Value is greater than zero on the date of surrender. This additional amount is based on sales loads and Monthly Specified Amount Charge incurred, and Premium Payments and withdrawals, through the surrender date. The Policy Debt Expense, monthly Cost of Insurance, monthly Specified Amount Charge and monthly Contract Fund Value Charge ~~Mortality and Expense Risk Charge~~ are lower if the Policy is issued without a Surrender of Policy Endorsement. The endorsement has no effect on the definition of Policy Value or Contract Fund Value.

WITHDRAWALS, PAGE 20

Comment:

25.	In the last sentence of this subsection, please disclose if a different allocation can be specified by the Owner.

Response:

The Company confirms that different allocations may not be specified by the Owner and the Registrant has therefore amended applicable disclosure to read, “The amount of the withdrawal must ~~will~~ be allocated first among the Divisions in proportion to the amounts in each Division …”

TERMINATION AND REINSTATEMENT, PAGE 21

Comment:

26.	Please disclose how the minimum payment amount required to keep the Policy in force will be determined.

Response:

The Company notes that this section currently includes disclosure regarding the minimum payment required upon reinstatement. For clarity, and in order to more closely tie this disclosure to the notice disclosure, Registrant has reordered applicable disclosure as follows:

Termination and Reinstatement

… The Policy Grace Period begins on the date that we send you a notice. The notice will indicate the minimum payment amount required to keep the Policy in force and the date by which you must make the payment. The payment must equal an amount that will cover all Monthly Policy Charges that were due and unpaid before the end of the Policy Grace Period and premium to cover Monthly Policy Charges for three months. Upon receipt of the payment …

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

After your Policy has terminated, you may reinstate it within three years (or longer if required under state law) following the termination date, subject to our approval, ~~and~~ satisfaction of our underwriting requirements and provided you make at least the minimum payment (see above). To reinstate the Policy, you must make a payment equal to an ~~the~~ amount that will cover all Monthly Policy Charges that were due and unpaid before the end of the Policy Grace Period and premium to cover ~~three times the~~ Monthly Policy Charges for three months ~~due on the effective date of the reinstatement~~. If we approve the Application for reinstatement …

Comment:

27.	Please disclose how Cash Surrender Value and the death benefit will be determined upon reinstatement.

Response:

Registrant has revised the first sentence in the penultimate paragraph in this section to read:

Upon reinstatement, your Policy Date will not change and your Death Benefit option will remain the same as of the date of lapse. Your Cash Surrender Value will equal the new Policy Value (see above) minus any Policy Debt.

ALLOCATION MODELS, PAGE 25

Comment:

28.	Please disclose the strategy associated with each available model and specify where more information about the strategies can be obtained.

Response:

As we discussed on our conference call on May 14, 2019, it is not the Company is not aware of a requirement to disclose model designations in the Registration Statement in circumstances where the models, as is the case here, are “static.” While, as the prospectus notes, models available to new purchasers may change from time to time, Owners are not reallocated to new model allocations unless specifically requested. However, the prospectus does provide general disclosure regarding the variety of models available and the Registrant has therefore revised applicable disclosure for additional clarity as follows:

Each of the four models currently available (Moderately Conservative, Balanced, Aggressive, Very Aggressive) is comprised of a combination of Portfolios representing various asset classes with various levels of risk tolerance ~~ranging from moderately conservative to very aggressive~~. An Owner may only select a model which is currently available …

In addition, please note that the following disclosure has also been revised with respect to how owners may obtain information regarding the models:

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

An Owner should contact ~~consult~~ their Financial Representative for more information about available allocation models (including the asset mixes of available models) and whether investment in a model is appropriate for them.

Comment:

29.	Please disclose that the Insured must affirmatively select any new allocation model.

Response:

In response to the staff’s comment, Registrant has revised the first sentence of the second paragraph to read, “Available models may change from time to time but you must make an affirmative election to change models.”

Comment:

30.

The first full paragraph on page 26 appears to give the Company the right to allocate to a different Portfolio without the Owner’s consent or instructions in the case of a liquidation, elimination or closure of an Original Portfolio. Please provide your legal basis for this position or revise your disclosure. See Section 26(c) of the 1940 Act.

Response:

As we discussed on our May 14, 2019 conference call, this disclosure is intended to capture instances (in addition to substitutions) where the SEC, pursuant to various No-Action positions, have permitted registrants under certain circumstances to substitute shares of a liquidating fund for shares of a money market portfolio in lieu of a substitution order. Registrant has therefore revised applicable disclosure to read:

The Company reserves the right to modify, suspend, or terminate any asset allocation model at any time without affecting an Owner’s current allocation, except in limited circumstances involving a Substitution (see “Substitution of Portfolio Shares and Other Changes” below for more information regarding the substitution of a Portfolio) or the elimination of a Portfolio as an investment option under the Policy pursuant to other applicable SEC regulatory guidance ~~(see “Substitution of Portfolio Shares and Other Changes” below for more information regarding the substitution of a Portfolio)~~.

MONTHLY POLICY CHARGES AND SERVICE CHARGES, PAGE 26

Comment:

31.

Please disclose the Policy underwriting requirements. If the Company’s use of simplified underwriting or other underwriting methods would cause healthy individuals to pay higher cost of insurance rates than they would pay if the Company used different underwriting methods, then please state that the cost of insurance rates are higher for healthy individuals as a result of that method of underwriting being used. See Instruction 2 to Item 5(a) of Form N-6.

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Response:

The Company notes supplementally that it does not use simplified underwriting methods that would cause healthy individuals to pay higher costs of insurance rates relative to what they would otherwise pay. In addition, while the Company believes the prospectus disclosure meets the requirements of Item 5(a) of Form N-6, it has added the following disclosure as a new fourth paragraph in the “Information About the Policy – Purchasing a Policy” section in order to provide some additional general information regarding its underwriting procedures:

The Insured is assigned an underwriting classification which we use to calculate cost of insurance and other charges. Most insurance companies use similar risk classification criteria. We normally use the medical or paramedical underwriting method to assign underwriting classifications, which may require a medical examination and is based on information provided in the application, which may include, among other things, financial information or the amount of insurance applied for. We may also, however, use other forms of underwriting if we think it is appropriate.

MONTHLY UNDERWRITING AND ISSUE CHARGE, PAGE 27

Comment:

32.	Please specify all factors referenced in the first sentence of this subsection.

Response:

In response, Registrant has generally revised applicable disclosure (as well as similar disclosure for other charges as appropriate) as follows:

●

Monthly Underwriting and Issue Charge. This charge applies only during the first ten Policy Years and is based on the application date ~~factors including, but not limited to~~, the Initial Specified Amount, the Insured’s Issue Age and the underwriting classification of the Insured on the Date of Issue. The Monthly Underwriting and Issue Charge covers the cost of underwriting and issuing the Policy.

SUICIDE, PAGE 28

Comment:

33.	Please clarify the second sentence of this section.

Response:

In response, Registrant has revised applicable disclosure as follows:

Suicide    If the Insured dies by suicide within two years from the Date of Issue (or earlier, as required by state law), the amount payable under the Policy will be limited to the

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Premium Payments, less the amount of any Policy Debt and withdrawals. If the Insured dies by suicide within two years of the date of issuance (or earlier, as required by state law) of a change in the Policy that was subject to insurability requirements, the amount payable will be an amount that would have been paid had no change been made less any applicable charges attributable to the change. The amount payable may be different in your state.

VOTING RIGHTS, PAGE 29

Comment:

34.

Please disclose any circumstances under which the Company can override an Owner’s voting instructions (e.g., as allowed pursuant to rule 6e-3(T)(b)(15)(A)(iii) and the Company’s mixed and shared funding order). See Item 4(e) of Form N-6.

Response:

In response, Registrant has added the following as a second paragraph in the Voting Rights section:

We may, if required by state insurance regulations, disregard voting instructions which would require shares to be voted for a change in the sub-classification or investment objectives of a Portfolio, or to approve or disapprove an investment advisory agreement for a Portfolio. We may also disregard voting instructions that would require changes in the investment policy or investment adviser for a Portfolio, provided that we reasonably determine to take this action in accordance with applicable federal law. If we disregard voting instructions we will include a summary of the action and reasons therefore in the next annual report to Policy Owners.

Comment:

35.

We note the reference to “shares held in our General Account.” Please revise this disclosure to clarify if you are, for instance, referring to shares owned by the Company and its affiliates for their own account.

Response:

In response, Registrant has revised disclosure for clarity to read, “We will vote shares for which no instructions have been received ~~and shares held in our General Account~~ in the same proportion as the shares for which instructions have been received from Owners.”

DISTRIBUTION OF THE POLICY, PAGE 35

Comment:

36.	Please state commissions as a percentage of premiums paid. See Item 20(d) of Form N-6.

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

Response:

Registrant has revised applicable disclosure (and added any missing information) in line with Form N-6 requirements. For example, the third paragraph in the Distribution of the Policy section of the EVUL prospectus reads as follows:

The maximum commission payable to a Registered Representative who sells the Policy is 40% of Target Premium and 2.00% of Premium Payments in excess of that amount during the first Policy Year; 6% of Target Premium and 2.00% of Premium Payments in excess of that amount paid in Policy Years 2-10; and 1.5% of Premium Payments thereafter. Registered Representatives may receive less than the maximum commission or no commission in certain circumstances according to pre-established guidelines. We may also pay new Registered Representatives differently during a training period. In addition, a commission of 0.10% of the Investment Account is paid at the end of Policy Years 2 and later. The entire amount of sales commissions paid to Registered Representatives is passed through NMIS to the Registered Representative who sold the Policy and to his or her managers. The Company pays compensation and bonuses for the management team of NMIS, and other expenses of distributing the Policies.

CONTRACT FUND VALUE, PAGE 36

Comment:

37.	Please clarify the first sentence of this section.

Response:

Registrant has revised disclosure in the first sentence to fix the typographical errors to read, “An amount equal to ~~you value of~~ amounts in the Divisions and the NM Strength and Stability Account but does not include Policy Debt.”

NET PREMIUM(S), PAGE 37

Comment:

38.	We note the use of the capitalized term Premium Expense Charge. Please define this term.

Response:

Please note that disclosure was meant to refer to “Premium Expense Charges,” which is a category of charges disclosed under its own sub-heading in the “Charges and Deductions” section as separate and distinct from other categories of charges such as the “Monthly Policy Charges and Service Charges.” Considering this, Registrant has revised applicable disclosure to read, “The amount of Premium Payment remaining after the Premium Expense Charges have ~~has~~ been deducted.”

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

TARGET PREMIUM, PAGE 37

Comment:

39.	Please state that the Target Premium is shown on the Policy specification page.

Response:

In response, Registrant has revised applicable disclosure to read:

TARGET PREMIUM

An amount based on the Specified Amount, Death Benefit Guarantee Period, any optional benefits, and factors relating to the Insured including but not limited to Issue Age, sex, and underwriting classification, used to compute certain charges. The Target Premium is the dollar amount identified in the Maximum Sales Load section of the Policy schedule pages.

STATEMENT OF ADDITIONAL INFORMATION

DISTRIBUTION OF THE POLICY, PAGE B-3

Comment:

40.	Please clarify the first sentence of this section.

Response:

Registrant has fixed the typographical error and revised applicable disclosure to read, “Northwestern Mutual Investment Services, LLC (“NMIS”), our wholly-owned company, is the …”

Comment:

41.	Please disclose the “additional amounts” paid to NMIS and amounts paid for administration of payment plans.

Response:

Please note that the Company has determined that there are no additional amounts paid to NMIS beyond what is captured in the commission totals currently disclosed. The Registrant has therefore deleted the following sentence:

We also paid additional amounts to NMIS in reimbursement for other expenses related to the distribution of variable life insurance policies.

***DRAFT/FOR DISCUSSION PURPOSES ONLY***

ITEM 26.	EXHIBITS

Comment:

42.	Please file actual agreements as exhibits, rather than “forms of” those agreements.

Response:

Registrant undertakes to file any actual, and not “form of” agreements, with an Amendment prior to effectiveness.

* * *

We believe that the Amendments are complete and respond to all SEC staff comments and greatly appreciate the Staff’s efforts in assisting the Accounts with this filing. For business reasons, Registrant would like the Registration Statements, as amended, to be declared effective by November 11, 2019. At the appropriate time (subsequent to filing this Amendment or any subsequent Amendments) Registrant will file an acceleration request requesting the appropriate Amendments be declared effective by November 11, 2019, or as soon before or thereafter as is reasonably practicable. Accordingly, Registrant hopes that your review of the Amendments and our responses to the staff’s comments can be completed promptly.

Please call the undersigned with any questions or comments about this filing or if I can do anything to assist you in completing your review.

Very truly yours,

/s/ Chad E. Fickett

Chad E. Fickett
Assistant General Counsel and Assistant Secretary

Enclosures